UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                File No. 70-9937

                                  REPORT PERIOD
                         April 1, 2002 to June 30, 2002

                                In the matter of:
                      AMERICAN ELECTRIC POWER COMPANY, INC

         American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEPGCO"), Columbus Southern Power Company ("CSPCO"), Indiana Michigan Power Company ("IMPCO"), Kentucky Power Company ("KPCO"), Kingsport Power Company ("KGPCO"), Ohio Power Company ("OPCO"), American Electric Power Service Corporation ("AEPSC"), Cedar Coal Company ("CEDAR"), Central Coal Company ("CCCO"), Appalachian Power Company ("APCO"), Central Appalachian Coal Company ("CACCO"), Southern Appalachian Coal Company ("SACCO"), West Virginia Power Company ("WVPCO"), Colomet, Inc. ("COLM"), Simco, Inc. ("SIMCO"), Franklin Real Estate Company ("FRECO"), Indiana Franklin Realty, Inc. ("IFRI"), Blackhawk Coal Company ("BHCCO"), Wheeling Power Company ("WPCO"), and Conesville Coal Preparation Company ("CONESVILLE"), and hereby files the information attached pursuant to the Order of the SEC dated October 26, 2001 in this file:
         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File Nos. 70-8557 and 70-9937, and in accordance with the terms and conditions of the Commission's order dated October 26, 2001, permitting said Application-Declaration to become effective.

         DATED:  July 30, 2002

                               AEP GENERATING COMPANY
                               AMERICAN ELECTRIC POWER SERVICE CORPORATION
                               BLACKHAWK COAL COMPANY
                               APPALACHIAN POWER COMPANY
                               CEDAR COAL COMPANY
                               CENTRAL COAL COMPANY
                               CENTRAL AND SOUTH WEST SERVICES, INC.
                               CENTRAL APPALACHIAN COAL COMPANY
                               CENTRAL POWER AND LIGHT COMPANY
                               COLOMET, INC.
                               COLUMBUS SOUTHERN POWER COMPANY
                               CONESVILLE COAL PREPARATION COMPANY
                               FRANKLIN REAL ESTATE COMPANY
                               INDIAN FRANKLIN REALTY, INC.
                               INDIANA MICHIGAN POWER COMPANY
                               KENTUCKY POWER COMPANY
                               KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                               PUBLIC SERVICE COMPANY OF OKLAHOMA
                               SIMCO, INC.
                               SOUTHERN APPALACHIAN COAL COMPANY
                               SOUTHWESTERN ELECTRIC POWER COMPANY
                               WEST TEXAS UTILITIES COMPANY
                               WEST VIRGINIA POWER COMPANY
                               WHEELING POWER COMPANY

                     BY: AMERICAN ELECTRIC POWER COMPANY, INC. CENTRAL AND SOUTH WEST CORPORATION

                           BY:         /s/ Armando A. Pena
                                -----------------------------------
                                             Treasurer

                   AMERICAN ELECTRIC POWER COMPANY, INC., et al.
                        QUARTERLY REPORT PER REQUIREMENTS
                     OF HOLDING COMPANY ACT RELEASE NO. 27457
                  FILE NO. 70-9937 (Supersedes File No. 70-8557)*
                       FOR THE QUARTER ENDED JUNE 30, 2002

                                    Contents

                                                                   Page

Aggregate Amount of Funds Provided to the Money Pool                 1

Aggregate Amount of Funds Received from Money Pool                   1

Balance Advanced to or from the Money Pool
 as of the End of the Period                                         1

Average Interest Rate for the Money Pool over the Period             1

Aggregate Amount of Outside Borrowings and Repayments
 During the Period for Each Source of Outside Borrowings             2

Amount Outstanding at the End of the Period
 for Each Source of Outside Borrowings                               2

Detailed Listing of Commercial Paper Outstanding
 by Dealer at the End of the Period                                  3








*Short-term borrowings by all AEP Companies which participate in the Money Pool pursuant to authority granted in File No. 70-8557 will now be reported in this file.



                                                                                           Page 1


1.       Money Pool Internal Short-term Borrowings for the Quarter Ended June 30, 2002:

                                                                              Balance Advanced
                               Beginning                                      to or (From) the
                               Balance        Funds Provided Funds Received   Money Pool As of The
Applicants                     3/31/02        to Money Pool  From Money Pool  End of The Period
----------                     ---------      -------------- ---------------  --------------------
                                                  (000)          (000)             (000)
AEP Gen Co.                     (16,538)       $    6,763    $        -        $      (9,775)
AEP Service Corp.              (153,492)          135,081             (604)          (19,015)
Appalachian Power Co.          (273,346)          354,319             -               80,973
  Cedar Coal Co.                  7,348               632             -                7,980
  Central App. Coal Co.           1,988                21             -                2,009
  South App. Coal Co.             3,900              -                  (4)            3,896
  West Virginia Power Co.           256                 2             -                  258
Central and South West             -                 -                -                  -
  Central Power & Light        (238,830)          143,926             -              (94,904)
  Public Service Co. of Okla   (186,997)             -             (25,873)         (212,870)
  Southwestern Electric Pwr Co.(278,341)          210,634             -              (67,707)
  West Texas utilities Co.      (89,168)             -             (26,493)         (115,661)
Columbus Southern Power Co.    (209,339)          233,027             -               23,688
  Colomet, Inc.                     115              -              (4,885)           (4,770)
  Conesville Coal Prep Co.          592             2,103             -                2,695
  Simco Inc.                        255              -                -                 255
Franklin Real Estate Co.             91              -                 (82)               9
  Indiana Franklin Realty            20                 4             -                  24
Indiana & Michigan Power Co.     27,679             2,140          (51,182)         (21,363)
  Blackhawk Coal Co.              9,738               962             -              10,700
Kentucky Power Co.              (76,797)           78,960             -               2,163
Kingsport Power Co.              (7,362)             -              (1,718)          (9,080)
Ohio Power Co.                 (389,077)          252,322             -            (136,755)
  Central Coal Co.                  300                 6             -                 306
Wheeling Power Co.               (4,148)            1,674             -              (2,474)
                             ----------        ----------    -------------     -------------
           Total             (1,871,153)       $1,422,576    $    (110,841)    $   (559,418)
                             ==========        ==========    =============     =============



2. The average interest rate for the Money Pool for the quarter ended June 30, 2002 is 2.4089%.

3.       Money Pool External Short-term Borrowings for the quarter ended
         June 30, 2002:

      Source of Funds  Outside Borrowings  Repayments     Amount Outstanding
                       During the Period   During the        at the End of
                                            Period               Period
                        ----------       ----------     ------------------
                         (000)               (000)             (000)

Commercial Paper        $14,444,218      $16,048,968         $1,410,957

Loan Participations             475              520             25,000
                        -----------      -----------         ----------

  Total                 $14,444,693      $16,049,488         $1,435,957
                        ===========      ===========         ==========

4. Detailed listing of Commercial Paper Outstanding by Dealer at the end of quarter ended June 30, 2002:

         Dealer                         Amount Outstanding
                                              (000)

FNBC/Bank One                             $  296,448

Goldman Sachs                                354,684

Lehman Brothers                              378,546

Merrill Lynch                                381,279
                                          ----------

Total Commercial Paper                    $1,410,957
                                          ==========